UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Acquired Sales Corp.
(Exact name of registrant as specified in its charter)

Nevada	87-0479286
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1029 East 380 North Circle American Fork, Utah	84003
(Address of principal executive offices)	(Zip Code)

(801) 772-0438
Registrant’s telephone number, including area code

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of class)

FORWARD LOOKING STATEMENTS

Our Form 10 contains a number of statements about our future operations.  We make statements regarding our beliefs about future events.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or similar words and expressions.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.  The factors that may cause our operations to vary materially from those contemplated by our forward-looking statements include:

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We are a development stage company with no operating history and, accordingly, you will have no basis upon which to evaluate our ability to achieve our business objectives. We have entered into a new development stage with no operating results during this development stage to date. Therefore, our ability to begin new operations is dependent upon raising money and acquiring an operating company. Because we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objectives, which are to raise money and acquire one or more domestic and/ or foreign operating businesses, possibly in the technology sector. We will not generate any revenues until, at the earliest, if at all, after the consummation of a business combination. We cannot assure you that we can raise the money needed to consummate a business combination. We cannot assure you as to when, or if, a business combination will occur. If we are unable to successfully achieve our business objectives, our company and our stock price would be negatively impacted.

•
Achieving our business objectives may present conflicts of interest for our current directors and officers. If our current directors and officers choose to remain with us after raising money and a business combination, then they will be negotiating the terms of the money raising and the business combination, as well as the terms upon which they will continue to serve as our directors and officers. As such, our current directors and officers may have a conflict of interest in negotiating the terms of any money raising and business combination and, at the same time, negotiating the terms upon which they will continue to serve as our directors and officers. This could have a negative impact on our company and our stock price.

•
Some or all of our current directors and officers may resign in conjunction with bringing in new management of our company, or upon raising money, or upon consummation of a business combination. We cannot make any assurances regarding the future roles of our current directors and officers. We have no employment agreements with any of our existing management. Some or all of our current directors and officers may resign in conjunction with bringing in new management of our company, or upon raising money, or upon consummation of a business combination. This could have a negative impact on our company and our stock price.

•
Attracting new directors and officers may be expensive, and may require that we enter into long term employment agreements, issue stock options, and otherwise incentivize the new directors and officers. We may need to attract new directors and officers in order to achieve our business objectives, which are to raise money and acquire one or more domestic and/ or foreign operating businesses, possibly in the technology sector. Attracting new directors and officers may be expensive, and may require that we enter into long term employment agreements, issue stock options, and otherwise incentivize the new directors and officers. This could have a negative impact on our company and our stock price.

•
We will have only a limited ability to evaluate potential new directors and officers, and the management of target businesses. We may make a determination that our current directors and officers should not remain, or should reduce their roles, following money raising or a business combination, based on an assessment of the experience and skill sets of new directors and officers and the management of target businesses. We cannot assure you that our assessment of these individuals will prove to be correct. This could have a negative impact on our company and our stock price.

•
Our directors and officers allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This could have a negative impact on our ability to consummate money raising or a business combination. Our directors and officers are not required to, and do not, commit their full time to our affairs, thereby causing conflicts of interest in allocating their time between our operations and the operations of other businesses. We do not intend to have any full-time employees prior to the consummation of a money raising or a business combination. Each of our directors and officers is engaged in several other business endeavors and is not obligated to contribute any specific number of hours per day or per week to our affairs. This situation limits our current directors’ and officers’ ability to devote time to our affairs and could have a negative impact on our ability to raise money or consummate a business combination. This could have a negative impact on our company and our stock price.

• We may engage in a business combination with one or more target businesses that have relationships with entities that may be affiliated with our officers and directors, which may raise potential conflicts of interest. We may decide to acquire one or more businesses affiliated with our officers and directors. Despite our agreement to obtain an opinion from an unaffiliated, independent investment banking firm, which is a member of the

NASD, regarding the fairness to our stockholders from a financial point of view of a business combination with one or more businesses affiliated with our officers and directors if our board of directors is unable to independently determine that the target business or businesses have sufficient fair market value, potential conflicts of interest may still exist and, as a result, the terms of the business combination may not be as advantageous to our public stockholders as it might have been absent any conflicts of interest. This could have a negative impact on our company and our stock price.

•
We may have insufficient resources to cover our operating expenses and the expenses of raising money and consummating a business combination. We have limited cash to cover our operating expenses for the next 24 months and to cover the expenses incurred in connection with money raising and a business combination. It is possible that we could incur substantial costs in connection with money raising or a business combination. If we do not have sufficient proceeds available to cover our expenses, we may be forced to obtain additional financing, either from our management or third parties. We may not be able to obtain additional financing on acceptable terms, if at all, and neither our management nor any third party is obligated to provide any financing. This could have a negative impact on our company and our stock price.

•
The nature of our proposed operations is speculative and the success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the companies with which we may merge or which we acquire. While management intends to seek a merger or acquisition of privately held entities with established operating histories, there can be no assurance that we will be successful in locating an acquisition candidate meeting such criteria. In the event we complete a merger or acquisition transaction, of which there can be no assurance, our success if any will be dependent upon the operations, financial condition and management of the acquired company, and upon numerous other factors beyond our control. If the operations, financial condition or management of the acquired company were to be disrupted or otherwise negatively impacted following an acquisition, our company and our stock price would be negatively impacted.

•
We cannot assess specific business risks because we have not identified the business opportunities in which we will attempt to obtain an interest. Due to the fact that we have not identified a target business for acquisition, we cannot describe the specific risks presented by such business. Among other risks, such target business may involve an unproven product, technology or marketing strategy, the ultimate success of which cannot be assured. The target business may be in competition with larger, more established firms which may have many competitive advantages over the target business. Our investment in a target business may be highly risky and illiquid, and could result in a total loss to us if the acquired business is unsuccessful. In that case, our company and our stock price would be negatively impacted.

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We will be dependent on outside advisors to assist us. In order to supplement the business experience of management, we may employ accountants, technical experts, appraisers, attorneys or other consultants or advisors. The selection of any such advisors will be made by management and without any control from shareholders. Additionally, it is anticipated that such persons may be engaged by us on an independent basis without a continuing fiduciary or other obligation to us.

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We may be unable to protect or enforce the intellectual property rights of any target business that we acquire or the target business may become subject to claims of intellectual property infringement. After completing a business combination, the procurement and protection of trademarks, copyrights, patents, domain names, and trade secrets may be critical to our success. We will likely rely on a combination of copyright, trademark, trade secret laws and contractual restrictions to protect any proprietary technology and rights that we may acquire. Despite our efforts to protect those proprietary technology and rights, we may not be able to prevent misappropriation of those proprietary rights or deter independent development of technologies that compete with the business we acquire. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. It is also possible that third parties may claim we have infringed their patent, trademark, copyright or other proprietary rights. Claims or litigation, with or without merit, could result in substantial costs and diversions of resources, either of which could have an adverse effect on our competitive position and business. Further, depending on the target business or businesses that we acquire, it is likely that we will have to protect trademarks, patents, and domain names in an increasing number of jurisdictions, a process that is expensive and may not be successful in every location. These factors could negatively impact our company and our stock price.

•
Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity. Our management’s decision to commit our capital or other resources to an acquisition will likely be made without detailed feasibility studies, independent analysis, market surveys, etc. We will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking our participation. There are numerous individuals, publicly held companies, and privately held companies seeking merger and acquisition prospects. There is significant competition among such groups for attractive merger and acquisition prospects. However, the number of suitable and attractive prospects is limited and we may find a scarcity of suitable companies with audited financial statements seeking merger partners.

•
If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination.

Although we will be subject to regulation under the Securities Act and the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. In such event, we will be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act, and consequently, any violation of such Act will subject us to material adverse consequences.

•
There is a lack of meaningful public market for our securities. Although our common stock is available for trading on the Pink Sheets, at present no active market exists for our common stock and there is no assurance that a regular trading market will develop and if developed, that it will be sustained. A purchaser of stock may, therefore, be unable to resell our common stock should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our common stock as pledged collateral for loans.

•
Our acquisitions of businesses may be extremely risky and we could lose all or part of our investments. We may invest in technology businesses or other risky industries. An investment in these companies may be extremely risky because, among other things, the companies we are likely to focus on:

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typically have limited operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•	tend to be privately-owned and generally have little publicly available information and, as a result, we may not learn all of the material information we need to know regarding these businesses;

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are more likely to depend on the management talents and efforts of a small group of people; and, as a result, the death, disability, resignation or termination of one or more of these people could have an adverse impact on the operations of any business that we may acquire;

•	may have less predicable operating results;

•	may from time to time be parties to litigation;

•	may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence; and

•	may require substantial additional capital to support their operations, finance expansion or maintain their competitive position.

•
We must pay expenses on behalf of our officers and directors and indemnify them for wrongdoing. Our Bylaws specifically limit the liability of our officers and directors to the fullest extent permitted by law. As a result, aggrieved parties may have a more limited right to action than they would have had if such provisions were not present. The Bylaws also provide for indemnification of our officers and directors for any losses or liabilities they may incur as a result of the manner in which they operated our business or conducted internal affairs, provided that in connection with these activities they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, our best interest. Use of our capital or assets for such indemnification would reduce amounts available for the operations or for distribution to our investors, which would adversely affect our company and our stock price.

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General economic conditions may adversely affect our financial condition and results of operations. Periods of economic slowdown or recession in the United States and in other countries, rising interest rates or declining demand for technology products, or the public perception that any of these events may occur, could result in a general decline in technology products sales, which would adversely affect our financial position, results of operations, cash flow, and ability to satisfy our debt service obligations and to generate revenues. These factors could negatively affect our company and our stock price.

•
A relatively small number of stockholders and managers have significant influence over us. A small number of our stockholders and members of our board of directors and management acting together would be able to exert significant influence over us through their ability to influence the election of directors and all other matters that require action by our stockholders. The voting power of these individuals could have the effect of preventing or delaying a change in control of our company which they oppose even if our other stockholders believe it is in their best interests. In addition, all of our executive officers have the ability to influence our day-to-day operations. These factors could negatively affect our company and our stock price.

•    We are dependent upon the efforts of unpaid directors and officers.  Our current directors and officers do not receive any salaries or any   other monetary renumeration for their time and efforts expended on our behalf.  There is no assurance that such directors and officers will continue to serve without any monetary renumeration.  If our current directors and officers were to resign, our company and the price of our stock would be negatively impacted.

•     There is a significant likelihood of dilution of our exisiting stockholders.  It is likely that the anticipated value of the business and/or assets that we acquire relative to the current value of our securities will result in the issuance of a relatively large number of shares and, as a result, substantial aditional dilution to the percentage ownership of our current stockholders.  If such dilution were to occur, the price of our stock would be negatively impacted.

 •     There is a possibility of further dilution to our stockholders' ownership as a result of a reverse split of our common stock.  Despite the lack of present plans to do so, we may in the future effectuate a reverse split of our common stock.  The reasons for a reverse stock split can include maintaining a minimum share price in connection with attempted qualification for a stock exchange.  A negative result of such a measure is that the number of shares owned by the stockholders will decrease and the number of shares available for issuance from our authorized stock pool would increase.  The result would be greater potential dilution of stockholders ownership than would result from dilution in connection with issuance of stock that has not been reverse split.

ITEM 1. BUSINESS

We were organized under the laws of the State of Nevada on January 2, 1986. In August 2001, we ceased all of our prior operations and remained dormant from then until May 27, 2004 when we began our current development stage activities. We have had no material operations in the past three years.

We propose to seek, investigate and, if warranted, acquire an interest in one or more businesses. As of the date hereof, we have no business opportunities or ventures under contemplation for acquisition or merger. We propose to investigate potential opportunities, particularly focusing upon existing privately held businesses whose owners are willing to consider merging their businesses into our company in order to establish a public trading market for their common stock, and whose managements are willing to operate the acquired businesses as divisions or subsidiaries of our company. The businesses we acquire may or may not need an injection of cash to facilitate their future operations.

We are interested in acquiring a technology sector business, especially an Internet oriented business, but we currently do not intend to restrict our search for investment opportunities to any particular industry or geographical location and may, therefore, engage in essentially any business. Our executive officers will review material furnished to them by the proposed merger or acquisition candidates and will ultimately decide if a merger or acquisition is in our best interests and the interests of our shareholders. We intend to source business opportunities through our officers and directors and their contacts. Those contacts include professional advisors such as attorneys and accountants, securities broker dealers, venture capitalists, members of the financial community, other businesses and others who may present solicited and unsolicited proposals. Management believes that business opportunities and ventures may become available to it due to a number of factors, including, among others: (1) management’s willingness to consider a wide variety of businesses; (2) management’s contacts and acquaintances; and (3) our flexibility with respect to the manner in which we may be able to structure, finance, merge with or acquire any business opportunity.

The analysis of new business opportunities will be undertaken by or under the supervision of our executive officers and directors. Inasmuch as we will have limited funds available to search for business opportunities and ventures, we will not be able to expend significant funds on a complete and exhaustive investigation of such business or opportunity. We will, however, investigate, to the extent believed reasonable by our management, such potential business opportunities or ventures by conducting a so-called “due diligence investigation”.

In a so-called “due diligence investigation”, we intend to obtain and review materials regarding the business opportunity. Typically such materials will include information regarding a target business’ products, services, contracts, management, ownership, and financial information. In addition, we intend to cause our officers or agents to meet personally with management and key personnel of target businesses, ask questions regarding the company’s prospects, tour facilities, and conduct other reasonable investigation of the target business to the extent of our limited financial resources and management and technical expertise.

Our executive officers anticipate funding our operations, including providing funds necessary to search for acquisition candidates, until an acquisition candidate is found. Accordingly, no alternative cash resources have been explored. We expect the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and costs for legal, accounting and other relevant professional services.

We seek target businesses that have a potential for growth, indicated by new technology, anticipated market expansion or new products, a competitive position in their space, strong management, audited financial statements or financial statements capable of audit.

Business Acquisition

The structure of our participation in a business opportunity or venture will be situational. We may structure our acquisitions as an asset purchase, merger, or an acquisition of securities. It is likely that the anticipated value of the business and/or assets that we acquire relative to the current value of our securities will result in the issuance of a relatively large number of shares and, as a result, substantial additional dilution to the percentage ownership of our current stockholders. Moreover, our present management and shareholders will probably not have control of a majority of our voting shares following a business acquisition or other reorganization transaction. In fact, it is probable that the shareholders of the acquired entity will gain control of our voting stock and our directors may resign and new directors may be appointed without any vote by the shareholders. Those directors are entitled to replace our officers without stockholder vote.

Upon effectiveness of this Form 10-SB and pursuant to regulations promulgated under the Securities Exchange Act of 1934, as amended, we will be required to obtain and file information regarding the acquired business that is typically found in a registration statement. That information includes narratives regarding the business, products, risks, management, compensation, sales of securities and audited financial statements for the past two fiscal years and quarterly financial data for the current fiscal year and that comparative period from the prior year. This information can be onerous to compile and must be filed with the SEC via Form 8-K not later than 4 days from the date of the merger or acquisition. These requirements limit the entities or businesses which we can acquire and increase the time between identification and formalization of acquisition.

We are not an "investment adviser" under the Federal Investment Advisers Act of 1940, which classification would involve a number of negative considerations. Accordingly, we will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of Section 2(a)(11) of the Investment Advisers Act (15 U.S.C. 80b2(a)(11)).

We may become involved in a business opportunity through purchasing or exchanging the securities of such business. We do not intend, however, to engage primarily in such activities and we are not registered as an "investment company" under the Federal Investment Company Act of 1940. We believe such registration is not required.

We must conduct our activities so as to avoid becoming inadvertently classified as a transient "investment company" under the Federal Investment Company Act, which classification would affect us adversely in a number of respects. Section 3(a) of the Investment Company Act provides the definition of an "investment company" which excludes an entity which does not engage primarily in the business of investing, reinvesting or trading in securities, or which does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than United States government securities or securities of majority-owned subsidiaries",) the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). We intend to implement our business plan in a manner which will result in the availability of this exemption from the definition of "investment company." We propose to engage solely in seeking an interest in one or more business opportunities or ventures.

Effective January 14, 1981, the SEC adopted Rule 3a-2 which deems that an issuer is not engaged in the business of investing, reinvesting, owning, holding or trading in securities for purposes of Section 3(a)(1) cited above if, during a period of time not exceeding one year, the issuer has a bona fide intent to be engaged primarily, or as soon as reasonably possible (in any event by the termination of a one year period of time), in a business other than that of investing, reinvesting, owning, holding or trading in securities and such intent is evidenced by our business activities.

Offices

Our corporate headquarters are located at 1029 East 380 North Circle,American Fork, UT 84003. We do not have a dedicated corporate office. There are no agreements or understandings with respect to any office facility subsequent to the completion of an acquisition. We may relocate our corporate headquarters in connection with a change in the management of our company, or in connection with the completion of a merger or acquisition.

Employees

We currently have no salaried employees. We expect to address our need for employees in connection with money raising and acquisitions. We expect to use attorneys and accountants as necessary.

ITEM 2. FINANCIAL INFORMATION

Results of Operations

In August 2001, we ceased all of our prior operations and remained dormant from then until May 27, 2004 when we began our current development stage activities and have not had any revenues from operations. Our business plan has been formed and we have commenced implementation of our plan by seeking one or more entities or businesses to acquire as discussed in the Item 1 “Business”.

Financial Condition

As of December 31, 2006, we had cash and cash equivalents of $2,157 on hand which is available, but insufficient for material working capital requirements or future operating expenses. We do not have sufficient funds to pay fixed operating costs that we may incur during the next 12 months without raising additional money. In addition, we may need additional funds in order to aggressively pursue our acquisition of businesses. For instance, management and professional fees in connection with investigating potential acquisition candidates will be incurred. Therefore, we may be required to raise additional funds. Our primary source for funding has been private placements of our common stock. Since the commencement of our current development stage we have raised a total of $4,000 from the sale of our common stock and $100,000 in debt.  On December 1, 2006, we entered into a promissory note in the amount of $100,000 with Roberti Jacobs Family Trust u/a/d 11-11-99. The loan is not collateralized. The note bears interest at 10% per annum. The loan is payable on demand. On December 10, 2006, we repaid $95,000 of the loan. The proceeds of the loan went toward expenses.

In the future, we intend to source equity financing through efforts of management, investment banks and licensed broker dealers in connection with an acquisition of a business or entity. We may also borrow funds from time to time to fund operations.

Our general administrative and related expenses have increased substantially in recent months in connection with increased efforts to settle out debt, including IRS debt. In addition, we have increased administrative efforts in an attempt to generate revenues through an acquisition. We pay fees to consultants including legal, accounting and other professional service providers. In the twelve months ended December 31, 2006, we incurred $16,870 for consulting and other professional services and expenses compared to $1,618 during the twelve months ended December 31, 2005.

ITEM 3.  PROPERTIES

We own no property. We do not lease office space. Our consultants and officers work from their own respective offices

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information about the beneficial ownership of our common stock as of March 23, 2007 by:

* each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

* each of our directors and named executive officers;

* all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. The percentage of beneficial ownership of our common stock subject to this registration statement is based on a total of 4,665,985 shares of common stock outstanding as of March 23, 2007. We have no shares of preferred stock outstanding.

Name and Address of Beneficial Owner	Number of Common stock Beneficially Owned	Percentage of Class
Leonard D. Hall (1) 1029 E. 380 North Cir American Fork, Utah, 84003	600,000	12.85%
Reed Jensen 4348 Butternut Road Salt Lake City, Utah 84124	400,000	8.57%
All current directors and executive officers as a group (1 persons)	600,000	12.85%

(1) L Dee Hall is our sole officer and sole member of our board of directors.

ITEM 5.                  DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of Acquired Sales Corp., as of March 23, 2007, include the following persons:

Name	Age	Position

L. Dee Hall	54	Principal Executive Officer, Principal Financial Officer and Director

Our Director(s) serve in such capacity until the next annual meeting of our shareholders and until their successors have been elected and qualified. Our officers serve at the discretion of our Board of Directors, until their death, or until they resign or have been removed from office. We do not have an audit, nominating or compensation committee, nor have we adopted a Code of Ethics or an Audit Committee charter.

There are no agreements or understandings for any director or officer to resign at the request of another person and none of the directors or officers is acting on behalf of or will act at the direction of any other person. No other person's activities are material to our operations.

L. Dee Hall principal executive officer, principal financial officer and member of the board of directors, age 54, has extensive knowledge and experience in sales and marketing. Since 2003, Mr. Hall has been a Director of Business Development for Alpine TLI Group, a company engaged in the research and marketing of opportunities for individual investors relating to property tax liens. Prior to his tenure at Alpine TLI, Mr. Hall was the National Market Director of I-Link Worldwide, a Charter Distributor of Nuskin International between 1999 and 2003,. During his tenure with Nuskin, Mr. Hall recruited and organized one of Nuskin’s Charter Organization with over 15,000 customer/distributors. He was responsible for all sales, motivation and training.

Mr. Hall received a BS Organizational Communications from the University Of Utah in 1978.

ITEM 6.   EXECUTIVE COMPENSATION

Summary Compensation Table

The cash and non-cash compensation that we have paid during the fiscal years ended December 31, 2006 and December 31, 2005 to our Chief Executive Officer and our other executive officers is detailed in the following table.

Long-Term Compensation
		Annual Compensation						Awards	Payouts		All Other Compen-sation
Name and Principal Position	Year	Salary(5)		Bonus		Other Annual Compensation		Securities Underlying Options(#)	LTIP Payouts

L. Dee Hall (1) Principal Executive Officer and principal financial officer	2006 2005	$ $	— —	$ $	— —	$ $	— —	— —	$ $	— —	$ $	— —

(1) L. Dee Hall is currently not compensated.

Long-Term Incentive Plan Awards/Employment Agreements

We do not maintain any long-term incentive plans.

Significant Employees

Except for our executive officers, we have no significant employees.

Option Grants

We did not grant any options to our executive officers in the fiscal year ended December 31, 2006.

Option Exercises and Year-End Option Values

None of our executive officers held any options as of December 31, 2006.

Compensation of Our Independent Directors

None.

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 There have been no transactions since our inception to which we were a party in which any officer director or owner of 10% or more of our common stock had a direct or indirect material interest other than benefits shared equally (pro rata) by all holders of our common stock. In the future, we expect that the terms of transactions benefiting our officers, directors or 10% owners to be at least as favorable to us as we would expect to negotiate with unrelated third parties.

Our officers and certain of the board members engage in a wide range of activities. In the ordinary course of their business, therefore, they may engage in activities that may conflict with our interests.

Transactions by the Management

Our executive officers or directors may pursue acquisitions of assets and businesses in connection with their existing businesses or a new line of business without first offering such opportunities to us.

Our Executive Officers’ or Directors’ Other Business Activities

Our executive officers or directors are involved in a variety of business and professional activities outside of managing our operations. These other activities may result in a conflict with respect to the allocation of management resources away from our operations and to other activities.

Management of the Company

Our Management devotes only such time to our operations as they, in their sole discretion deem necessary to carry out our operations effectively. Except as described above, our officers and directors work on other projects and conflicts of interest may arise in allocating management time, services or functions among such affiliates.

ITEM 8.  LEGAL PROCEEDINGS

We are currently not involved in any legal proceedings. However, in January 2007, we filed with the United States Department of the Treasury, Internal Revenue Service, a request for a compromise and settlement with respect to our outstanding obligations for payroll tax penalties and accrued interest. Resolution of the amounts due at a reduced amount is uncertain.

ITEM 9.          MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of March 23, 2007, there were approximately 215 holders of record of our common stock. We have no outstanding options, warrants to purchase or securities convertible into our common equity. In addition, we have no securities that are being publicly offered or that we are proposing to publicly offer.

ITEM 10.        RECENT SALES OF UNREGISTERED SECURITIES

In the past three years, we issued and sold securities not registered under the Securities Act of 1933, as amended, as follows:

(1) In conjunction with our new developmental stage, we issued 400,000 shares of common stock (4,000,000 prior to the February 2006 1 for 10 reverse split) for a total of $4,000 in cash in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933. We believe that this sale of securities did not involve a public offering because it was an initial allocation of securities made solely to our founders.

We believe that all offerings of our securities since our inception have been exempt under Section 4(2) of the Securities Act of 1933 because they were “transactions by an issuer not involving any public offering.” We believe that our sales of securities fit into Section 4(2)’s safe harbor set out in Regulation D, Rule 506.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE
REGISTERED

General

We are authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, of which 4,665,985 shares are issued and outstanding. We are authorized to issue 10,000,000 shares of preferred stock, par value $0.001 per share. In February 2006, we effected a reverse split of our common stock on a 1-for-10 basis.

Common Stock

Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. Our board of directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership of the stockholders and which may dilute the book value of the common stock.

Shareholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of common stock, when issued, will be fully paid and non-assessable. We currently do not accumulate money on a regular basis in a separate custodial account, commonly referred to as a sinking fund, to be used to redeem debt securities.

Holders of common stock are entitled to receive dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We have not paid dividends on common stock and do not anticipate that we will pay dividends in the foreseeable future.

Preferred Stock

We are authorized to issue preferred stock, but no shares of preferred stock have been designated or issued. The authorized but unissued shares of preferred stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of preferred stock. In the event we designate shares of preferred stock, we intend that such shares will be entitled to preference over the common stock with respect to the distribution of our assets in the event of our liquidation, dissolution, or winding-up, whether voluntarily or involuntarily, or in the event of any other distribution of our assets of among our shareholders for the purpose of winding-up our affairs.

We may consider it desirable to have one or more classes of preferred stock to provide us with greater flexibility in the future in the event that we elect to undertake an additional financing and in meeting corporate needs that may arise. If opportunities arise that would make it desirable to issue preferred stock through either public offerings or private placements, the provision for these classes of stock in our certificate of incorporation would avoid the possible delay and expense of a stockholders’ meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock would result, however, in a series of securities outstanding that may have certain preferences with respect to dividends, liquidation, redemption, and other matters over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right that may be attached to the preferred stock may also result in the dilution of the net income per share and net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. As a result, it is not possible at this time to determine the respects in which a particular series of preferred stock will be superior to our common stock. The board of directors does not have any specific plan for the issuance of preferred stock at the present time and does not intend to issue any such stock on terms which it deems are not in our best interest or the best interests of our stockholders.

Dividends

We have paid no dividends and propose for the foreseeable future to utilize all available funds for the development of our business or any business that we acquire. Accordingly, we have no plans to pay dividends even if funds are available, as to which there is no assurance.

Resale of Outstanding Shares

Approximately 3,634,790 shares of the 4,665,985 shares of common stock presently issued and outstanding are "restricted securities" as that term is defined in Rule 144 adopted under the Securities Act. Rule 144 provides, in essence, that as long as there is publicly available current information about an issuer, a person holding restricted securities for a period of at least one year may sell in each 90 day period, provided he is not part of a group acting in concert, an amount equal to the greater of the average weekly trading volume of the stock during the four calendar weeks preceding the sale or 1% of the issuer's outstanding common stock. Substantially all of these restricted shares have been held for more than one year. Consequently, the majority of the shares of restricted common stock currently issued and outstanding may be eligible for resale in accordance with such volume restrictions. In addition, the majority of our shares now issued and outstanding may be eligible for resale without regard to such restrictions under Rule 144(k) exemption if the holders of such shares do not become our affiliates and will not have been so for three months prior to such sale.

Transfer and Warrant Agent

Our transfer agent is Colonial Stock Transfer Company, Inc., 66 Exchange Place, Salt Lake City, Utah 84111.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article VII of our Articles of Incorporation provides for indemnification of directors and officers to the fullest extent permitted by law. Our Articles of Incorporation provides that, to the fullest extent permitted by law, our executive officers and directors shall have no personal liability to us or to our stockholders for damages for breach of their fiduciary duty as our executive officers and directors except for damages resulting from acts or omissions which involve willful misconduct, fraud or a knowing violation of law. Accordingly, our executive officers and directors may have no liability to the company or our stockholders for their acts or omissions performed or omitted pursuant to the authority granted to them under our Articles of Incorporation.

Our Articles of Incorporation provides that any of our executive officers or directors shall be indemnified to the fullest extent permitted by law and as provided therein. Our Articles of Incorporation provides that we will indemnify any executive officers and directors from any liability incurred by it in connection with any proceeding by a third party if the executive officer or director conducted him or herself in good faith, reasonably believed that his or her conduct was in or at least not opposed to our best interest, and, in the case of a criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Such indemnity as to actions by us applies against all liability of the proceeding and is subject to the same good conduct standards of third party claims but is not applicable to liability resulting from the gross negligence or misconduct of such parties unless the court determines that the party is fairly and reasonably entitled to indemnification. We also have the power to indemnify other parties acting in various capacities.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to stockholders, directors, officers, or persons controlling our operations, the SEC is generally of the opinion that such indemnification is against public policy and is therefore unenforceable.

ITEM 13.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

HANSEN, BARNETT& MAXWELL, P.C.                          Registered with the Public Company
    A Professional Corporation                             Accounting Oversight Board
CERTIFIED PUBLIC ACCOUNTANTS
    5 Triad Center, Suite 750
    Salt Lake City, UT 84180-1128
    Phone: (801) 532-2200
    Fax: (801) 532-7944
    www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
Acquired Sales Corporation

We have audited the accompanying balance sheets of Acquired Sales Corp. (a development stage enterprise) as of September 30, 2006 and 2005 and the related statements of operations, stockholders' deficit, and cash flows for the years then ended and for the cumulative period from May 27, 2004 (date of inception of the development stage) through September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acquired Sales Corporation as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended and for the cumulative period from May 27, 2004 (date of inception of the development stage) through September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and during the years ended September 30, 2006 and 2005, it incurred losses from operations and had negative cash flows from operating activities. As of September 30, 2006, the Company had a working capital deficiency of $77,127 and stockholders’ deficit of $77,127. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

HANSEN, BARNETT & MAXWELL, P.C.
Salt Lake City, Utah
February 28, 2007

ACQUIRED SALES CORP.
(a Development Stage Enterprise)
Balance Sheets

	December 31,	September 30,
	2006	2006	2005
	(Unaudited)
ASSETS
Current Assets:
Cash	$2,157	$6,492	$14,985
Total Assets	$2,157	$6,492	$14,985
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable	$354	$8,417	$40
Payroll tax penalties and accrued interest	75,960	75,202	72,169
Note payable	5,000	-	-
Accrued interest on note payable	438	-	-
Total Current Liabilities	81,752	83,619	72,209
Stockholders' Deficit:
Preferred stock - $0.001 par value; 10,000,000 shares
authorized; no shares issued or outstanding	-	-	-
Common stock - $0.001 par value; 50,000,000 shares
authorized; 4,665,985 shares outstanding	4,666	4,666	4,666
Additional paid-in capital	35,164	35,164	35,164
Deficit accumulated prior to the development stage	(69,151)	(69,151)	(69,151)
Deficit accumulated during the development stage	(50,274)	(47,806)	(27,903)
Total Stockholders' Deficit	(79,595)	(77,127)	(57,224)
Total Liabilities and Stockholders' Deficit	$2,157	$6,492	$14,985

The accompanying notes are an integral part of these financial statements.

ACQUIRED SALES CORP.
(A Development Stage Enterprise)
Statements of Operations

			For the Period
			from May 27, 2004
			(Date of Inception
	For the Three Months Ended		of the Development
	December 31,		Stage) through
	2006	2005	December 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
General and administrative expense	$(1,272)	$(2,445)	$(43,027)
Interest expense	(1,196)	(760)	(7,247)
Net Loss	$(2,468)	$(3,205)	$(50,274)

Basic and Diluted Loss Per Common Share	$-	$

Weighted-Average Common Shares Outstanding	4,665,985	4,665,985

			For the Period
			from May 27, 2004
			(Date of Inception
	For years Ended		of the Development
	September 30,		Stage) through
	2006	2005	September 30, 2006
General and administrative expense	$(16,870)	$(1,618)	$(41,755)
Interest expense	(3,033)	(2,383)	(6,051)
Net Loss	$(19,903)	$(4,001)	$(47,806)

Basic and Diluted Loss Per Common Share	$-	$-

Weighted-Average Common Shares Outstanding	4,665,985	4,665,985

The accompanying notes are an integral part of these financial statements.

ACQUIRED SALES CORP.
(A Development Stage Enterprise)
Statements of Stockholders' Deficit
For the Period from May 27, 2004 (Date of Inception of the Development Stage) through
September 30, 2004, for the Years Ended September 30, 2005 and 2006 and for the Three Months
Ended December 31, 2006 (Unaudited)

				Deficit	Deficit
				Accumulated	Accumulated
			Additional	Prior to the	During the	Total
	Common Stock		Paid-in	Development	Development	Stockholders’
	Shares	Amount	Capital	Stage	Stage	Deficit
Balance, May 27, 2004 (Date of
Inception of the Development
Stage)	$684,990	$685	$(685)	$(69,151)	$-	$(69,151)
Common stock issued for cash,
May 2004, $0.001 per share	4,000,000	4,000	36,000	-	-	40,000
Common stock redeemed for cash,
May 2004, $0.001 per share	(19,005)	(19)	(171)	-	-	(190)
Net loss	-	-	-	-	(23,902)	(23,902)
Balance, September 30, 2004	4,665,985	4,666	35,144	(69,151)	(23,902)	(53,243)
Capital contributed by officer	-	-	20	-	-	20
Net loss	-	-	-	-	(4,001)	(4,001)
Balance, September 30, 2005	4,665,985	4,666	35,164	(69,151)	(27,903)	(57,224)
Net loss	-	-	-	-	(19,903)	(19,903)
Balance, September 30, 2006	4,665,985	4,666	35,164	(69,151)	(47,806)	(77,127)
Net loss (unaudited)	-	-	-	-	(2,468)	(2,468)
Balance, December 31, 2006
(Unaudited)	4,665,985	$4,666	$35,164	$(69,151)	$(50,274)	$(79,595)

The accompanying notes are an integral part of these financial statements.

ACQUIRED SALES CORP.
(A Development Stage Enterprise)
Statements of Cash Flows

			For the Period
			from May 27, 2004
			(Date of Inception
	For the Three Months		of the Development
	Ended December 31,		Stage) through
	2006	2005	December 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(2,468)	$(3,205)	$(50,274)
Adjustments to reconcile net loss to net cash
used in operating activities:
Expenses paid by capital contribution by officer	-	-	20
Changes in assets and liabilities:
Accounts payable	(8,063)	2	354
Payroll tax penalties and accrued interest	758	758	6,809
Accrued interest on note payable	438	-	438
Net Cash Used by Operating Activities	(9,335)	(2,445)	(42,653)
Cash Flows from Financing Activities
Proceeds from issuance of common stock	-	-	40,000
Redemption of common stock	-	-	(190)
Proceeds from issuance of note payable	100,000	-	100,000
Payment of principal on note payable	(95,000)	-	(95,000)
Net Cash Provided by Financing Activities	5,000	-	44,810
Net Increase (Decrease) in Cash	(4,335)	(2,445)	2,157
Cash at Beginning of Period	6,492	14,985	-
Cash at End of Period	$2,157	$12,540	$2,157

The accompanying notes are an integral part of these financial statements.

ACQUIRED SALES CORP.
(A Development Stage Enterprise)
Statements of Cash Flows

			For the Period
			from May 27, 2004
			(Date of Inception
	For the Years Ended		of the Development
	September 30,		Stage) through
	2006	2005	September 30, 2006
Cash Flows from Operating Activities
Net loss	$(19,903)	$(4,001)	$(47,806)
Adjustments to reconcile net loss to net cash
used in operating activities:
Expenses paid by capital contribution by officer	-	20	20
Changes in assets and liabilities:
Accounts payable	8,377	(927)	8,417
Payroll tax penalties and accrued interest	3,033	2,383	6,051
Net Cash Used by Operating Activities	(8,493)	(2,525)	(33,318)
Cash Flows from Financing Activities
Proceeds from issuance of common stock	-	-	40,000
Redemption of common stock	-	-	(190)
Net Cash Provided by Financing Activities	-	-	39,810
Net Increase (Decrease) in Cash	(8,493)	(2,525)	6,492
Cash at Beginning of Period	14,985	17,510	-
Cash at End of Period	$6,492	$14,985	$6,492

The accompanying notes are an integral part of these financial statements.

ACQUIRED SALES CORP.
(A Development Stage Enterprise)
Notes to Financial Statement

(Information with Respect to December 31, 2006, to the Three Months Ended December 31, 2006
and 2005 and to the Period from May 27, 2004 (Date of Inception of the Development Stage) through December 31, 2006 is Unaudited)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Acquired Sales Corp. (the “Company”) was incorporated under the laws of the State of Nevada on January 2, 1986. In August 2001, the Company ceased all of its prior operations and remained dormant from then until May 27, 2004 when it began its current development stage activities.

Development Stage Enterprise - The Company is a development stage enterprise and has not engaged in any operations that have generated any revenue. The Company’s efforts have been devoted primarily to raising capital, borrowing funds and attempting to enter into a reverse acquisition with an operating entity.

Use of Estimates - These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The use of estimates and assumptions may also affect the reported amounts of revenues and expenses. Actual results could differ from those estimates or assumptions.

Interim Financial Statements - The accompanying financial statements as of December 31, 2006 and for the three months ended December 31, 2006 and 2005 have not been audited. In the opinion of management, these financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to fairly present the Company’s financial position, the results of its operations and its cash flows. The results of operations for the three months ended December 31, 2006 may not be indicative of the results that may be expected for the year ending September 30, 2007, or for any other period.

Basic and Diluted Loss per Share  Basic loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding during the period. Diluted loss per share is equal to basic loss per share as there have not been any potential common shares issued.

Income Taxes - The operating loss carryforward was approximately $47,000 at September 30, 2006 that generated a deferred tax asset of $15,980. A valuation allowance of $15,980 was established against the deferred tax asset. Use of the loss carryforward in the future will be limited due to changes of ownership of the Company.

Business Condition - The Company’s financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. During the years ended September 30, 2006 and 2005, the Company incurred losses of $19,903 and $4,001 and used $8,493 and $2,525 of cash in its operating activities, respectively. Through September 30, 2006, the Company accumulated a deficit during the development stage of $47,806 and at September 30, 2006, the Company has a stockholders’ deficit of $77,127 and a working capital deficiency of $77,127. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to pay its liabilities when due, it may be forced into liquidation or be dissolved.

ACQUIRED SALES CORP.
(A Development Stage Enterprise)
Notes to Financial Statement

(Information with Respect to December 31, 2006, to the Three Months Ended December 31, 2006
and 2005 and to the Period from May 27, 2004 (Date of Inception of the Development Stage) through December 31, 2006 is Unaudited)

The Company's ability to meet its ongoing financial requirements is dependent on management being able to obtain equity financing and debt financing, the realization of which is not assured. In addition, Company is dependent on management being willing to continue to serve without monetary remuneration.

NOTE 2 - RELATED PARTY TRANSACTIONS

During 2005, an officer of the Company paid $20 of expenses for the Company without reimbursement. The payment was recognized as a capital contribution without the issuance of additional shares.

NOTE 3 - PAYROLL TAX PENALTIES AND ACCRUED INTEREST

During the periods from December 31, 1998 through December 31, 1999, the business operated by the Company prior to becoming dormant withheld payroll taxes and incurred payroll tax obligations that were not paid to the United States Department of the Treasury in a timely manner. Subsequently, these taxes were paid; however, penalties for that company’s failure to make these payments in a timely manner were assessed. In addition, interest on the penalties is accruing. At May 27, 2004, the balance of unpaid penalties amounted to $43,330 and accrued interest amounted to $25,821. The Company continues to accrue interest on the unpaid penalties.

In January 2007, the Company filed with the United States Department of the Treasury, Internal Revenue Service, a request for a compromise and settlement with respect to its outstanding obligations for payroll tax penalties and accrued interest. Resolution of the amounts due at a reduced amount is uncertain.

NOTE 4 - NOTE PAYABLE

On December 1, 2006, the Company borrowed $100,000 under the terms of an unsecured promissory note that is due on demand and bears interest at 10% per annum. On December 10, 2006, the Company repaid $95,000 of the principal due under the note.

NOTE 5 - COMMON STOCK

During February 2006, the Company effected a reverse split of its common stock on a 1-for-10 basis. The accompanying financial statements have been restated on a retroactive basis to reflect the effect this reverse stock split for all periods presented.

ITEM 14.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.    FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following Report of Independent Registered Public Accounting Firm and our consolidated financial statements are contained in Item 13 of this Form 10:

•	Independent Auditor’s Report

•	Balance Sheets at September 30, 2005 and September 30, 2006.

•	Statement of Operations period from May 27, 2004 (date of inception of developmental stage) through September 30, 2006.

•	Statements of Stockholders’ Deficit period from May 27, 2004 (date of inception of developmental stage) through September 30, 2006.

•	Statement of Cash Flows period from May 27, 2004 (date of inception of developmental stage) through September 30, 2006.

•	Notes to Financial Statements

(b) Financial Statement Schedules

All financial statement schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto.

(c) Exhibits

3.1	Articles of Incorporation dated December 12, 1985

3.2	Amended Articles of Incorporation Dated July 1992

3.3	Amended Articles of Incorporation Dated November 1996

3.4	Amended Articles of Incorporation Dated June 1999

3.5	Amended Articles of Incorporation Dated January 25, 2006

3.6	Amended Bylaws

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Acquired Sales Corp. (Registrant)

Date: March 23, 2007	By:	/s/ L. Dee Hall
chief executive officer
(Signature)*

* Print name and title of the signing officer under his signature.